Exhibit 12

GATX CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31
	2012	2011	2010	2009	2008
	In millions, except ratios
Earnings available for fixed charges:
Income before income taxes	$143.8	$107.6	$59.3	$78.9	$177.0
Add:
Dividends from affiliated companies	35.1	29.2	36.6	36.0	56.2
Total fixed charges	227.0	232.6	234.5	236.9	230.2
Total earnings available for fixed charges	$405.9	$369.4	$330.4	$351.8	$463.4

Fixed charges:
Interest expense	168.5	$169.6	$167.3	$168.0	$151.6
Interest portion of operating lease expense	58.5	62.9	67.1	68.8	78.5
Preferred dividends on pre-tax basis	—	0.1	0.1	0.1	0.1
Total fixed charges	227.0	$232.6	$234.5	$236.9	$230.2

Ratio of earnings to fixed charges	1.79	1.59	1.41	1.49	2.01